January 12, 2011

ECOtality, Inc.
Four Embarcadero Center, Suite 3720
San Francisco, CA  94111

To the Board of Directors of ECOtality, Inc.:

I, Barry S. Baer, hereby resign as a Director of ECOtality, Inc., a Nevada corporation (the “Company”), effective as of the Closing (as such term is defined in that certain Securities Purchase Agreement dated as of January 10, 2011, by and between the Company and ABB Technology Ventures Ltd.).

/s/ Barry S. Baer
Barry S. Baer